# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 15, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

## WuXi PharmaTech (Cayman) Inc.

### File No. 333-144806 - CF#23642

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WuXi PharmaTech (Cayman) Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on July 24, 2007.

Based on representations by WuXi PharmaTech (Cayman) Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.13 through May 18, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel